	MARSH	Marsh Affinity Group Services
		A service of Seabury & Smith, Inc.
		P.O. Box 14521
		Des Moines, IA 50306-4521

DATE of ISSUE:	November 10, 2006

CONDITIONAL BINDER			NO: 6214216

	Marsh & McLennan, Inc. - Boston
	200 Clarendon Street
	Boston, MA 02116

INSURED	Merrimac Funds, et al.

	INSURED BY:	ANNUAL PREMIUM	EFFECTIVE DATE
	National Union Fire Insurance	6,930	11/15/2006 12:01 AM
	Company of Pittsburgh, PA

	Insuring Agreement	Limit	Deductible
	A	$2,500,000	$0
	C,D,E,F,G,J,K,L	$2,500,000	$25,000
	B,H,I,K	$100,000	$5,000

This Binder shall expire and be of no further force or effect on the earlier of the Binder Expiration date stated below or the date of issuance of said “policy”.

If premium payment is not received prior to the expiration date of this binder, the binder is null and void and coverage will be cancelled back to the effective date of this binder.

BINDER EXPIRATION DATE: 12/15/06

	Authorized Agent Signature

 INVOICE                                                                        REMITTANCE COPY

Marsh Affinity Group Services a service of Seabury & Smith, Inc. P.O. Box 14521 Des Moines, IA 50306-4521
Producer Acct:	30307
Insured Account:	ME842450
Invoice Number:	121759
Marsh & McLennan, Inc. - Boston	Invoice Date:	10-NOV-2006
Invoice Total:	6,237.00
200 Clarendon Street
Boston, MA 02116	MAKE CHECK PAYABLE TO:
Marsh Affinity Group Services
MAIL TO:
A service of Seabury & Smith, Inc.
P.O. Box 14521
Des Moines, IA 50306-4521

Policy Information

Policy Number:	6214216	Producer Acct:	30307
Policy Desc:	ICBB-Bond	Insured Account:	ME842450
Insurance Company:	National Union Fire Ins of Pittsburg	Invoice Number:	121759
Name of Insured:	Merrimac Funds, et al.	Invoice Nate:	10-NOV-2006
Policy Period:	15-NOV-2006 to 15-NOV-2007	Invoice Total:	6,237.00
Transaction Desc:	Renewal Policy
Transaction Eff Date:	15-NOV-2006

Gross Amount	Commission	Net Amount
ICBB-Bond	6,930.00	693.00	6,237.00

Totals:	6,930.00	693.00	6,237.00

Premium is due on or before effective date.

@DS:	2626957	Invoice prepared by: DRUTTER
Your Contact is: Heather Bingaman